June 8, 2022

Via EDGAR and E-mail

Mr. Tom Kluck,

Special Counsel, Office of International Corporate Finance,

    Division of Corporate Finance,

        Securities and Exchange Commission,

            100 F St., N.E.,

                Washington, D.C. 20549.

Re:	Asian Infrastructure Investment Bank

Pre-Effective Amendment No. 2 to Registration Statement Under Schedule B

Filed March 25, 2022 (File No. 333-261099)

Dear Mr. Kluck:

This letter provides the responses of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of May 17, 2022 (the “Comment Letter”) with respect to AIIB’s Registration Statement under Schedule B filed with the Commission on November 16, 2021 (File No. 333-261099), the Pre-Effective Amendment No. 1 to the Registration Statement, filed with the Commission on February 18, 2022, the Pre-Effective Amendment No. 2 to the Registration Statement Filed on March 25, 2022, and AIIB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2021 (the “Annual Report”) filed with the Commission on March 31, 2022 and subsequently amended by the filing of an amendment on Form 18-K/A.

In connection with this response to the Comment Letter, AIIB today filed Pre-Effective Amendment No. 3 to the Registration Statement under Schedule B (the “Amended Registration Statement”) and Amendment No. 2 to the Annual Report (“Annual Report Amendment No. 2”). Annual Report Amendment No. 2 is incorporated by reference into the Amended Registration Statement. Further, we enclose with this letter a copy of the Amended Registration Statement, a marked copy of the Amended Registration Statement to show changes to the Pre-Effective Amendment No. 2 as filed on March 25, 2022, and a copy of Annual Report Amendment No. 2.

Mr. Tom Kluck	-2-

All responses are keyed to the headings indicated in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to AIIB’s response.

Amendment No. 2 to Schedule B filed on March 25, 2022

Form 18-K for Fiscal Year Ended December 31, 2021

Exhibit 99.3

Economic Sanctions, page 34

1.

We note your response to prior comment 5 and the related disclosure on page 35. Please revise to discuss specifically whether AIIB’s offering of debt securities in the United States has been in compliance with U.S. sanctions prohibiting activities within the United States of new debt for financing to persons determined to be subject to the Directives of the Ukraine-/Russia- related sanctions. In addition, please update this section to discuss the impact of the new U.S. sanctions imposed upon Russia on April 6, 2022 or any other recent developments or impact related to sanctions.

AIIB has provided information related to the topics addressed in the Staff’s comment under “Operations of AIIB–Economic Sanctions” in Exhibit 7 to the Annual Report, as added by Annual Report Amendment No. 2 and incorporated by reference in the Amended Registration Statement. This information amends the information disclosed by AIIB under “Operations of AIIB–Economic Sanctions” in Exhibit 3 to the Annual Report.

2.

We note that Myanmar is a member of AIIB and that AIIB has approved financing of projects in Myanmar. Please describe the impact of sanctions on Myanmar to AIIB’s funding of projects in Myanmar, including future projects.

AIIB has provided information related to the topics addressed in the Staff’s comment under “Operations of AIIB–Economic Sanctions” in Exhibit 7 to the Annual Report, as added by Annual Report Amendment No. 2 and incorporated by reference in the Amended Registration Statement. This information amends the information disclosed by AIIB under “Operations of AIIB–Economic Sanctions” in Exhibit 3 to the Annual Report.

Mr. Tom Kluck	-3-

3.

Please update your disclosure where necessary to describe the status of any of the Bank’s activities in, or related to, Russia or Belarus. In addition, please revise this section in general to include other material updates regarding sanctions, including against Iran or other countries, or advise us to confirm that there have not been any other material developments.

AIIB has provided information related to the status of its activities in or related to Russia or Belarus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments–AIIB Response to the Conflict in Ukraine” in Exhibit 5 to the Annual Report, as added to the Annual Report by the filing of Amendment No. 1 thereto on June 2, 2022 and incorporated by reference in the Amended Registration Statement. This information updates the information disclosed by AIIB under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Recent Developments–AIIB Response to the Conflict in Ukraine” in Exhibit 3 to the Annual Report. As AIIB has disclosed in the Annual Report, as amended, on March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline.

Further, AIIB has updated the information disclosed by AIIB under “Operations of AIIB–Economic Sanctions” in Exhibit 3 to the Annual Report by the filing of Annual Report Amendment No. 2, which is incorporated by reference in the Amended Registration Statement. Other than the updates to this information provided under “Operations of AIIB–Economic Sanctions” in Exhibit 7 to the Annual Report, as added by Annual Report Amendment No. 2, AIIB believes there are no further updates to this information that are reasonably likely to be material to investors.

Exhibit 99.2

Asian Infrastructure Investment Bank – Auditor’s Reports and Financial Statements for the Year Ended December 31, 2021

Note D3 Credit Risk, page 42

4.

In order to enable investors to understand whether the credit risk of your loan investments has increased significantly since initial recognition, please disclose total loan investments by the Bank’s internal ratings as described on pages 43 and 58. Refer to IFRS 7.35 B and F(a) and 7.B8.

AIIB has provided information related to the topics addressed in the Staff’s comment under “Risk Management–Risk Types–Financing Credit Risk” in Exhibit 7 to the Annual Report, as added by Annual Report Amendment No. 2 and incorporated by reference in the Amended Registration Statement.

Mr. Tom Kluck	-4-

General

5.

We note your disclosure in Exhibit 99.2 to the Form 18-K for fiscal year ended December 31, 2020, particularly the footnote to the table in note C2 to the financial statements. The note provides that, “According to the Cooperation Agreement between the Ministry of Finance of China and AIIB and the agreement on the terms and conditions of service as the Administrator of the Finance Facility of the Multilateral Cooperation Center for Development Finance (“MCDF Finance Facility”), the Bank provides services regarding the preparation and administration of the MCDF Finance Facility, respectively.” Please revise Exhibit 99.3 to the Form 18-K for fiscal year ended December 31, 2021, to describe in greater detail the purpose and terms of the agreement. Also consider whether this is a related party transaction and if the agreement should be filed as an exhibit.

AIIB has provided information related to the topics addressed in the Staff’s comment under “Operations of AIIB–The Multilateral Cooperation Center for Development Finance” in Exhibit 7 to the Annual Report, as added by Annual Report Amendment No. 2 and incorporated by reference in the Amended Registration Statement.

As described under that caption, in December 2019, AIIB entered into a Cooperation Agreement with the Ministry of Finance of the People’s Republic of China (“China”), pursuant to which China provided an advance contribution with respect to the Finance Facility of the Multilateral Cooperation Center for Development Finance (the “MCDF FF”) and these funds compensated AIIB for services it provided with respect to the preparation of the MCDF FF. This Cooperation Agreement terminated when the MCDF FF was established in May 2020. AIIB now provides services as administrator of the MCDF FF pursuant to the governing instrument of the MCDF FF and an agreement on the terms and conditions of AIIB’s service as the administrator of the MCDF FF.

AIIB respectfully submits that neither the Cooperation Agreement, which is no longer in force, nor the agreement on the terms and conditions of AIIB’s service as the administrator of the MCDF FF is reasonably likely to be material to investors. AIIB therefore believes that it is not necessary to disclose either agreement as a related party transaction or to file either agreement as an exhibit to the Amended Registration Statement.

Mr. Tom Kluck	-5-

6.

We note your response to comment 5 in your letter dated February 18, 2022 that provides “AIIB enjoys immunity from every form of legal process, except in cases arising out of or in connection with the exercise of its power to raise funds, guarantee obligations, or to buy and sell securities ...” Please disclose each permission or approval that AIIB is required to obtain from Chinese authorities to operate the bank and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the Chinese Securities Regulatory Commission, Cyberspace Administration of China or any other governmental agency that is required to approve AIIB’s operations, and state affirmatively whether you have received all requisite permissions or approvals. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If AIIB has relied upon the advice of counsel with regard to compliance with permissions and approvals from Chinese authorities, please so state or advise us why such advice was not sought. If an opinion of counsel was sought, please provide the opinion and counsel’s consent.

As described under “Asian Infrastructure Investment Bank–Overview” in Exhibit 3 to the Annual Report, AIIB was established and operates under the Articles of Agreement, an international agreement to which governments, including the government of China, are party. Pursuant to the Articles of Agreement, AIIB enjoys immunity from every form of legal process, except in cases arising out of or in connection with the exercise of its power to raise funds, to guarantee obligations, or to buy and sell securities, in which case actions may be brought in a court of competent jurisdiction in the territory in which the Bank has an office, has appointed an agent for service of process or has issued or guaranteed securities.

Under this provision of the Articles of Agreement, AIIB is not required to obtain, and has not obtained, from Chinese authorities any permission or approval to operate the Bank or to offer securities of the Bank, including the securities registered pursuant to AIIB’s Registration Statement under Schedule B. Because the Articles of Agreement are an international agreement to which China is a party, AIIB has determined that it is not reasonably likely that any such permission or approval is or, in the future, will be required. Based on this determination, AIIB has not sought the advice of counsel with regard to potential compliance with permissions and approvals from Chinese authorities.

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Further, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Related Party Transactions” in Exhibit 3 to the Annual Report, in connection with the Bank’s maintenance of its principal office in Beijing, China, the government of China and the Bank entered into a Headquarters Agreement, dated January 16, 2016, in accordance with which the government of China provides a permanent office building to the Bank, free of charge. Pursuant to the Headquarters Agreement and a separate memorandum of understanding between the municipality of Tianjin and the Bank, the municipality of Tianjin provides a back-up office building in Tianjin to the Bank, free of charge. Article 4 of the Headquarters Agreement expressly recognizes the Bank’s immunity from judicial proceedings, including proceedings brought by the government of China, by any agency or instrumentality of the government of China or by any entity or person directly or indirectly acting for or deriving claims from the government of China or from any agency or instrumentality of the government of China. A copy of the Headquarters Agreement has been filed as an exhibit to the Amended Registration Statement.

7.	Please revise to incorporate by reference into the registration statement the Form 18-K for the fiscal year ending December 31, 2021 as filed on March 31, 2022.

The Amended Registration Statement has been revised on page 2 in response to the Staff’s comment.

8.

Please consider the Division of Corporation Finance’s “Sample Letter Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues” and revise your registration statement to address any comments that apply to AIIB or its projects. In your response, please reference the specific comments in the Sample Letter for which you have provided revised disclosure.

AIIB has considered the Division of Corporation Finance’s “Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues” (the “Sample Letter”). AIIB respectfully submits that the only comment in the Sample Letter applicable to the Bank is Comment 1, with respect to which AIIB has provided information to investors. Under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation–Recent Developments–AIIB Response to the Conflict in Ukraine” in Exhibit 5 to the Annual Report, as added by Amendment No. 1 to the Annual Report, AIIB describes, among other things, that the Bank has limited exposure to Russia and to the Russian ruble, and the extent of that exposure with respect to the Bank’s financing activities, borrowings and governance and administration. Under that caption, AIIB also describes that it has taken action to respond to the events taking place in Ukraine, and any potential impacts of those events on the Bank, by placing all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s

Mr. Tom Kluck	-7-

rolling investment pipeline. AIIB has also provided information regarding the potential impacts of economic sanctions and trade embargoes on AIIB, including certain sanctions imposed in response to the conflict in Ukraine, under the caption “Operations of AIIB–Economic Sanctions” in Exhibit 7 to the Annual Report, as added by Annual Report Amendment No. 2.

AIIB respectfully submits that, for the reasons described below, the other comments in the Sample Letter are either not applicable to the Bank or are otherwise not reasonably likely to be material to the Bank.

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Comment 2: Under the captions “Risk Management–Risk Management Architecture” and “–Risk Types” in Exhibit 3 to the Annual Report, AIIB describes the Bank’s approach to, and oversight of, risks. Under these captions, AIIB describes, among other things, that its Board of Directors approves key risk policies and monitors core risk metrics and risk limits, which are then managed and overseen, including through the operation of risk management strategies, policies and procedures, by the Audit and Risk Committee of AIIB’s Board of Directors and AIIB’s President, Risk Committee and Risk Management Department. AIIB’s Risk Management Department is chaired by the Bank’s Chief Risk Officer. Material risks that AIIB seeks to identify, measure and manage include operational risk, compliance risk and integrity risk. Other than as disclosed in the Annual Report, as amended, AIIB does not believe that the conflict in Ukraine is reasonably likely to have a material impact on the nature and scope of the risks that the Bank faces.

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Comment 3: AIIB appreciates and takes appropriate measures to identify, measure and manage risks related to cybersecurity. However, due to, among other things, the measures that AIIB has in place with respect to cybersecurity and AIIB’s actions to respond to the events in Ukraine, as described above, AIIB does not believe that any new or heightened risk of potential cyberattacks since the conflict in Ukraine began materially affect AIIB’s risk management with respect to these risks.

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Comment 4: Based on, among other factors, AIIB’s limited exposure to Russia and the Russian ruble, AIIB has determined that it is not aware of any known trends or uncertainties related to, or caused by the global disruption from, the conflict in Ukraine that have had or are reasonably likely to have a material impact on AIIB’s financial condition or results of operations.

Mr. Tom Kluck	-8-

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Comment 5: AIIB has provided information regarding its critical accounting policies under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Critical Accounting Policies” in Exhibit 3 to the Annual Report and its use of certain critical accounting estimates under Note B to AIIB’s audited financial statements as of and for the year ended December 31, 2021, which are included in Exhibit 2 to the Annual Report. AIIB respectfully submits that it does not expect any material changes to this information as a result of the conflict in Ukraine.

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Comments 6 and 7: AIIB has determined that, given its status as a multilateral development bank and the nature of its operations, neither import/export bans nor supply chain disruptions resulting from the conflict in Ukraine are reasonably likely to have a material impact on AIIB’s operations.

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Comments 8 and 9: AIIB has no class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not required to file reports under Section 15(d) of the Exchange Act. Accordingly, AIIB is not a “registrant,” as defined in Rule 101(c) of Regulation G, 17 C.F.R. § 244.101(c), and therefore AIIB is not subject to the requirements of Rule 100 of Regulation G, 17 C.F.R. § 244.100.

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Comment 10: AIIB has determined that there have been no material changes in, or issues that arose impacting, the effectiveness of its disclosure controls and procedures as a result of the conflict in Ukraine.

•	Comment 11: AIIB has determined that there have been no material changes to its internal controls over financial reporting as a result of the conflict in Ukraine.

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9.

Please provide disclosure of the co-financing framework agreements and memoranda on joint cooperation with other multilaterals development banks, and the impact of those arrangements on AIIB’s operations and projects.

Under the caption “Asian Infrastructure Investment Bank–Overview” in Exhibit 3 to the Annual Report, AIIB describes that its mandate includes promoting regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. AIIB has provided information related to the topics addressed in the Staff’s comment, including regarding memoranda of understanding and co-financing framework agreements entered into with certain other international financial institutions, under “Asian Infrastructure Investment Bank–Relationships with Other International Financial Institutions” in Exhibit 7 to the Annual Report, as added by Annual Report Amendment No. 2 and incorporated by reference in the Amended Registration Statement.

In addition to cooperation and partnership generally, including through the development with other international financial institutions of, among other things, principles, reports and statements, a significant proportion of AIIB’s financing portfolio consists of loans that are co-financings. Information regarding the number of AIIB’s approved loans as of December 31, 2021 that are co-financings is provided under the caption “Operations of AIIB–Financing Portfolio” in Exhibit 3 to the Annual Report.

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Mr. Tom Kluck	-10-

On behalf of AIIB, we thank you and the Staff for your assistance to date in connection with the review of AIIB’s filing.

If you have any additional questions or comments, please feel free to call me at +49 69 4272 5525. I may also be reached by e-mail at czernieckik@sullcrom.com.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

(Enclosures)

cc:	Michael Coco

(Securities and Exchange Commission)

Andrew Cross

(Asian Infrastructure Investment Bank)